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Exhibit 12

LEVEL 3 COMMUNICATIONS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended
	2008	2007	2006	2005	2004
Loss from Continuing Operations Before Income Taxes	$(284)	$(1,136)	$(788)	$(702)	$(477)
Interest on Debt, Net of Capitalized Interest	534	577	648	530	485
Amortization of Capitalized Interest	48	68	68	68	68
Interest Expense Portion of Rental Expense	68	63	44	25	29

Earnings (Losses) Available for Fixed Charges	$366	$(428)	$(28)	$(79)	$105

Interest on Debt	$534	$577	$648	$530	$485
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	68	63	44	25	29

Total Fixed Charges	$602	$640	$692	$555	$514

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(236)	$(1,068)	$(720)	$(634)	$(409)

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LEVEL 3 COMMUNICATIONS, INC. STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS